OMB APPROVAL	
OMB Number:	3235-0716
Expires:	August 31, 2022
Estimated average burden hours per response	48.9697

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update: ______
☐ Form C/A: Amendment to Offering Statement: ______

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Sublime Stericeuticals Corporation
Legal status of issuer:

Form: corporation
Jurisdiction of Incorporation/Organization: Iowa
Date of organization): October 12, 2018

Physical address of issuer: 1317 10th Ave. N. / Fort Dodge, Iowa 50501
Website of issuer: http://www.sublimestericeuticals.com/

Name of intermediary through which the offering will be conducted: Silicon Prairie Holdings, Inc.
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
5 % Cash

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
2 % Equity

Type of security offered: Simple Agreement for Future Equity ("SAFE") Notes
Target number of securities to be offered: 1,500
Price (or method for determining price): 1.00
Target offering amount: 200,000
Oversubscriptions accepted: ☐ Yes ☒ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☐ Other – provide a description: ______
Maximum offering amount (if different from target offering amount): 1,500,000
Deadline to reach the target offering amount: December 31, 2021

SEC 2930 (4/17) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: two (2)

Total Assets:	Most recent fiscal year-end: $292,006.00	Prior fiscal year-end: $67,022.00
Cash & Cash Equivalents:	Most recent fiscal year-end: $183,940.00	Prior fiscal year-end: $45,410.00
Accounts Receivable:	Most recent fiscal year-end: $60,699.00	Prior fiscal year-end: $21,612.00
Short-term Debt:	Most recent fiscal year-end: $138,933.00	Prior fiscal year-end: $11,176.00
Long-term Debt:	Most recent fiscal year-end: $76,700.00	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: $503,247.00	Prior fiscal year-end: $182,467.00
Cost of Goods Sold:	Most recent fiscal year-end: $216,130.00	Prior fiscal year-end: $20,405.00
Taxes Paid:	Most recent fiscal year-end: $22,443.00	Prior fiscal year-end: $7,023.00
Net Income:	Most recent fiscal year-end: $75,169.00	Prior fiscal year-end: $18,744.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Sublime Stericeuticals Corporation
(Issuer)
By
/s/ Joel Lennon-Meyer President
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joel Lennon-Meyer
(Signature)
President
(Title)
June 22, 2021
(Date)

THE COMPANY

1. Name of issuer: <u>Sublime Stericeuticals Corporation</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes   ☒ No
Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering	
Joel Lennon-Meyer	675,000 shares - Common Stock	50%	_____ %
Shawn Stimson	675,000 shares - Common Stock	50%	_____ %
			_____ %
			_____ %

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Joel Lennon-Meyer   Dates of Board Service: 10/12/2018 – Present
Principal Occupation: President/Co-Founder
Employer: Sublime Stericeuticals Corporation Dates of Service: 10/12/2018 - Present
Employer's principal business: pharmaceutical equipment manufacturing company
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: President/Co-Founder; Director   Dates of Service: 10/12/2018 – Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: Innovative Quality Solutions, Inc.
Employer's principal business: Pharmaceutical Industry Consulting Services
Title: President/Validation Director Dates of Service: March 2010-Present
Responsibilities: Responsible for the overall director and management of all operations including marketing and sales, business development, accounting and service development.

Name: Shawn Stimson   Dates of Board Service: 10/12/2018 – Present
Principal Occupation: Vice President
Employer: Sublime Stericeuticals Corporation Dates of Service: 10/12/2018 - Present
Employer's principal business: pharmaceutical equipment manufacturing company

List all positions and offices with the issuer held and the period in which the director served in the position or office:

Position: Vice President   Dates of Service: 10/12/2018-Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities:_____

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities:_____

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Joel Lennon-Meyer

Title: President/Co-Founder   Dates of Service: 10/12/2018 – Present

Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Employer: Innovative Quality Solutions, Inc.

Employer's principal business: Pharmaceutical Industry Consulting Services

Title: President/Validation Director Dates of Service: March 2010-Present

Responsibilities: Responsible for the overall director and management of all operations including marketing and sales, business development, accounting and service development.

Name: Shawn Stimson

Title: Vice President   Dates of Service: 10/12/2018 – Present

Responsibilities: _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Innovative Quality Solutions, Inc.

Employer's principal business: Pharmaceutical Industry Consulting Services

Title: Vice President Dates of Service: March 2010-Present

Responsibilities: marketing and sales, business development, innovation and risk management.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.



Sublime Stericeuticals Corporation was founded in 2018 by two veterans of the pharmaceutical industry, Joel Lennon-Meyer and Shawn Stimson. Sublime innovates and manufactures continuous lyophilizers (aka freeze-dryers) that allow pharmaceutical manufacturers the capability of producing sterile freeze-dried drug products at one fourth (¼) the capital cost of traditional processing, while increasing product throughput up to 10X.

FEATURE OVERVIEW

Drug and Vaccine Formulation

Continuous Process
Formulations contain about 25% solids or less and occur at atmospheric pressure

Powder Induction
Dust-free, loss-free powder induction stations allow drug substances and other excipeints in solid state to be added in metered doses.

Liquid Additives
Supports use of a variety of liquid drug substances, surfactants, and preservatives during formulation.

Process Time
Formulation process time is about 25-35 minutes but typically 30 minutes or less.

Formula Temperature
Solutions may be heated or cooled independently at each stage of the formulation process.

Maintenance
Formulation system is capable of being cleaned-in-place (CIP) between runs of differing product

DETAILS

Liquids

- WFI [water-for-injection] provided onboard
- Solvents such as ethanol or other alcohols are supported

Mixers

Inline static mixers

Filters

Redundant sterilizing-grade filtration system with at least two sterilizing-grade filters will filter the formulated solution prior to primary freezing

- Validated size-exclusion sterile filter membranes included standard setup
- Submicron pore size (<_ 0.2um) to remove viable microorganisms

Air system has dual HEPA filters

OPTIONAL

Support for the use of suspensions is also possible

OPTIONAL

Additional static mixers may be added to aid in mixing hard to dissolve ingredients

OPTIONAL

Custom sterilization filter assembly to work with suspensions

PLC's [Programmable Logic Controllers] used for metering ingredients

FEATURE OVERVIEW

Freeze-Drying Process

Primary Drying Stage

Drying Time: 2 to 5 Hours

500 to 2500 grams/hour

Moisture content of about 6% or less

Maximum solids about 25% by weight of processed material, but is formulation or output characteristic dependent

Secondary Drying Stage

Drying Time: < 1 hour to 2.5 hours

Temperature and pressure controlled

Atmospheric lyophilization based process

FEATURE OVERVIEW

Filling Process

Powder
May be used with a powder filler - still is sterile, closed system - not simply aseptic

Vials
A variety of vial sizes are supported

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

9. What is the purpose of this offering?
Testing the waters and to raise capital.

10. How does the issuer intend to use the proceeds of this offering?



Prototype / First Unit	Design + Trial Support	Staffing	Marketing Sales	Facility
$680,000	$375,000	$225,000	$140,000	$80,000

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Sublime Stericeuticals Corporation
CONFIDENTIAL TERM SHEET

The following is a summary of the basic terms and conditions of a proposed $1,500,000 offering of Simple Agreement for Future Equity ("SAFE") Notes by Sublime Stericeuticals Corporation, a Iowa corporation (the "***Company***"), to certain qualified investors.

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT BINDING ON THE COMPANY OR THE PROSPECTIVE INVESTORS. NEITHER THE COMPANY NOR ANY PROSPECTIVE INVESTORS SHALL BE OBLIGATED TO CONSUMMATE AN INVESTMENT UNTIL APPROPRIATE DOCUMENTATION HAS BEEN PROVIDED TO PROSPECTIVE INVESTORS.

Securities Offered:	Up to 1,500,000 of Simple Agreement for Future Equity ("SAFE") Notes (the "SAFEs") (an aggregate of $1,500,000)
Offering Price:	$1.00 per SAFEs
Minimum Investment:	$1,000.00 for 1 SAFEs
Minimum Offering:	$200,000 for an aggregate of 200,000 Simple Agreement for Future Equity ("SAFE") Notes
Capital Structure:	The Company will initially have one (1) classes of SAFEs. 13,500,000 shares of Common Stock were previously issued to the Company's founders (the "***Founders***") in consideration for their contributions to the Company. Up to 1,500,000 of Simple Agreement for Future Equity ("SAFE") Notes will be sold pursuant to this offering.
Special Perks:	Equity Financing: If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (which is (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock).Liquidity Event: If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").ă If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.Dissolution Event: If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.Please see a copy of the SAFE for additional terms and provisions.

Corporate Governance:

The Company will be managed by a Board of Directors (the "**Board**"), and the day-to-day operations of the Company will be performed by the officers appointed by the Board. The Board will initially be comprised of directors, elected by a majority of the outstanding entity.shares.founders.

Simple Agreement for Future Equity ("SAFE") Notes:

Ownership Interest

The investors, as a group, will be purchasing up to 10% (pre-money valuation) of all Shares, depending on the total number of Shares sold in this Offering. Each Shareholder pro rata percentage of Shares, and therefore dividends, when and if authorized by the Board, will be calculated by dividing total Shares owned by such Shareholder by the total Shares outstanding.

Voting Interest

With the exception of voting for the Board of Directors, the investors of the Company shall have no authority to vote on any matters.

Shareholder Agreement:

Prior to the closing of any sale of any Simple Agreement for Future Equity ("SAFE") Notes the Company will provide prospective investors with a copy of its Shareholder Agreement and Bylaws, which will incorporate the terms described herein in all material respects. In order to invest in the Company, you will be required to sign the Shareholder Agreement.

Restrictions on Transfer:

We will be offering the Simple Agreement for Future Equity ("SAFE") Notes pursuant to certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. Therefore, the Simple Agreement for Future Equity ("SAFE") Notes will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. **You will not be able to re-sell or transfer your Simple Agreement for Future Equity ("SAFE") Notes except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.**
In addition, any transfer of Simple Agreement for Future Equity ("SAFE") Notes will need to comply with the transfer restrictions that will be contained in the Company's Shareholder Agreement. The Shareholder Agreement will include additional detail on these transfer restrictions.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: <u>See Articles of Incorporation</u>

16. How may the terms of the securities being offered be modified?

Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

    (1) to the issuer;

    (2) to an accredited investor;

    (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

    (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes   ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Investors in this offering will be subject to the decisions of the Company's officers, directors and shareholders as to a variety of issues including but not limited to the transactions in which the Company invests, additional issuances of securities, a sale of the issuer (whether it be a sale of assets or stock of the issuer) and other transactions with related parties.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:
None

25. What other exempt offerings has the issuer conducted within the past three years? : Not Applicable

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
(1) any corporation or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Sublime Stericeuticals Corporation

Profit and Loss

January - December 2020

	TOTAL	
	JAN - DEC 2020	JAN - DEC 2019 (PP)
Income		
Billable Expense Income	70,731.15	19,243.96
Discounts		-3,645.00
Service/Fee Income	432,515.89	166,868.36
Total Income	**$503,247.04**	**$182,467.32**
Cost of Goods Sold		
Contractors	216,054.12	10,557.50
Job Supplies		3,350.00
Other Business Expenses	0.00	16,845.12
Shipping	76.43	210.42
Total Cost of Goods Sold	**$216,130.55**	**$30,963.04**
GROSS PROFIT	**$287,116.49**	**$151,504.28**
Expenses		
Advertising & Marketing		878.00
Bank Charges & Fees	522.32	483.64
Dues & Subscriptions	879.00	
Education & Training	98.95	
Insurance	5,894.66	
Interest Paid	3,468.15	1,079.47
Legal & Professional Services	24,587.73	5,119.76
Meals & Entertainment	541.49	60.13
Office Supplies & Software	1,081.65	298.26
Payroll Expenses		
Taxes	10,153.94	6,357.68
Wages	122,308.10	82,009.00
Total Payroll Expenses	**132,462.04**	**88,366.68**
Penalties	332.70	
Reimbursable Expenses	9,249.98	4,753.12
SS Per Diem	26,538.61	
Travel	416.50	24,697.23
Uncategorized Expense	576.86	1.24
Total Expenses	**$206,650.64**	**$125,737.53**
NET OPERATING INCOME	**$80,465.85**	**$25,766.75**
Other Income		
Late Fee Income	61.21	
PPP Loan	17,085.00	
Total Other Income	**$17,146.21**	**$0.00**
Other Expenses		
Federal Income Tax	17,077.00	5,576.00
Iowa Income Tax	5,366.00	1,447.00
Total Other Expenses	**$22,443.00**	**$7,023.00**
NET OTHER INCOME	**$ -5,296.79**	**$ -7,023.00**
NET INCOME	**$75,169.06**	**$18,743.75**

Sublime Stericeuticals Corporation

Balance Sheet

As of December 31, 2020

	TOTAL	
	AS OF DEC 31, 2020	AS OF DEC 31, 2019 (PP)
ASSETS		
Current Assets		
Bank Accounts		
Bill.com Money Out Clearing	0.00	
Checking (6516)	183,940.00	45,410.18
Total Bank Accounts	**$183,940.00**	**$45,410.18**
Accounts Receivable		
Accounts Receivable (A/R)	60,698.83	21,611.54
Total Accounts Receivable	**$60,698.83**	**$21,611.54**
Other Current Assets		
Undeposited Funds	0.00	
Total Other Current Assets	**$0.00**	**$0.00**
Total Current Assets	**$244,638.83**	**$67,021.72**
Other Assets		
Receivable from ICCI	47,367.08	
Total Other Assets	**$47,367.08**	**$0.00**
TOTAL ASSETS	**$292,005.91**	**$67,021.72**

Sublime Stericeuticals Corporation

Balance Sheet

As of December 31, 2020

	TOTAL	
	AS OF DEC 31, 2020	AS OF DEC 31, 2019 (PP)
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	24,015.15	0.00
Total Accounts Payable	**$24,015.15**	**$0.00**
Credit Cards		
Business Credit Card (9028)	15,975.36	16,004.10
Business Credit Card (9036)	0.00	128.27
Total Credit Cards	**$15,975.36**	**$16,132.37**
Other Current Liabilities		
Direct Deposit Payable	0.00	0.00
Federal Income Tax Payable	17,077.00	5,576.00
Intercompany - Innovative Quality Solutions	112,500.00	
Iowa Income Tax Payable	5,366.00	1,447.00
Payroll Liabilities		
Federal Taxes (941/944)	2,852.91	2,254.76
Federal Unemployment (940)	84.00	84.00
IA Income Tax	716.24	1,814.12
IA Unemployment Taxes	0.00	0.00
IL Income Tax	263.45	0.00
IL Unemployment Tax	73.27	
Total Payroll Liabilities	**3,989.87**	**4,152.88**
Total Other Current Liabilities	**$138,932.87**	**$11,175.88**
Total Current Liabilities	**$178,923.38**	**$27,308.25**
Long-Term Liabilities		
EIDL Loan	76,700.00	
Total Long-Term Liabilities	**$76,700.00**	**$0.00**
Total Liabilities	**$255,623.38**	**$27,308.25**
Equity		
JLM Equity		
JLM Distribution	-8,000.00	
Total JLM Equity	**-8,000.00**	
Opening Balance Equity	0.00	0.00
Owner's Investment	25,469.72	25,969.72
Retained Earnings	18,743.75	
SAS Equity		
SAS Distribution	-75,000.00	-5,000.00
Total SAS Equity	**-75,000.00**	**-5,000.00**

Sublime Stericeuticals Corporation

Balance Sheet

As of December 31, 2020

	TOTAL	
	AS OF DEC 31, 2020	AS OF DEC 31, 2019 (PP)
Net Income	75,169.06	18,743.75
Total Equity	**$36,382.53**	**$39,713.47**
TOTAL LIABILITIES AND EQUITY	**$292,005.91**	**$67,021.72**

Sublime Stericeuticals Corporation

Statement of Cash Flows
January 2019 - December 2020

	JAN - DEC 2019	JAN - DEC 2020	TOTAL
OPERATING ACTIVITIES			
Net Income	18,743.75	75,169.06	$93,912.81
Adjustments to reconcile Net Income to Net Cash provided by operations:			$0.00
Accounts Receivable (A/R)	-21,611.54	-39,087.29	$ -60,698.83
Receivable from ICCI		-47,367.08	$ -47,367.08
Accounts Payable (A/P)	0.00	24,015.15	$24,015.15
Business Credit Card (9028)	16,004.10	-28.74	$15,975.36
Business Credit Card (9036)	128.27	-128.27	$0.00
Direct Deposit Payable	0.00	0.00	$0.00
Federal Income Tax Payable	5,576.00	11,501.00	$17,077.00
Intercompany - Innovative Quality Solutions		112,500.00	$112,500.00
Iowa Income Tax Payable	1,447.00	3,919.00	$5,366.00
Payroll Liabilities:Federal Taxes (941/944)	2,254.76	598.15	$2,852.91
Payroll Liabilities:Federal Unemployment (940)	84.00	0.00	$84.00
Payroll Liabilities:IA Income Tax	1,814.12	-1,097.88	$716.24
Payroll Liabilities:IA Unemployment Taxes	0.00	0.00	$0.00
Payroll Liabilities:IL Income Tax	0.00	263.45	$263.45
Payroll Liabilities:IL Unemployment Tax		73.27	$73.27
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	5,696.71	65,160.76	$70,857.47
Net cash provided by operating activities	$24,440.46	$140,329.82	$164,770.28
FINANCING ACTIVITIES			
EIDL Loan		76,700.00	$76,700.00
JLM Equity:JLM Distribution		-8,000.00	$ -8,000.00
Opening Balance Equity	0.00		$0.00
Owner's Investment	25,969.72	-500.00	$25,469.72
SAS Equity:SAS Distribution	-5,000.00	-70,000.00	$ -75,000.00
Net cash provided by financing activities	$20,969.72	$ -1,800.00	$19,169.72
NET CASH INCREASE FOR PERIOD	$45,410.18	$138,529.82	$183,940.00

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes   ☒ No

        (B) engaging in the business of securities, insurance or banking? ☐ Yes   ☒ No

        (C) engaging in savings association or credit union activities? ☐ Yes   ☒ No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes   ☒ No

    (ii) places limitations on the activities, functions or operations of such person? ☐ Yes   ☒ No

    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SUBLIME STERICEUTICALS CORPORATION

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____________] (the "**Purchase Amount**") on or about [Date of Safe], Sublime Stericeuticals Corporation, an Iowa corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $15,000.000.00.

The "**Discount Rate**" is 80% for investments less than $75,000.00 and 70% for investments greater than or equal to $75,000.00.

See **Section 2** for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of

Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Conversion Price**" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or

consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Iowa, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

SUBLIME STERICEUTICALS CORPORATION

By:_____

Joel Lennon-Meyer
President

Address: 1317 10th Ave. N._____

_____Fort Dodge, IA 50501

Email: joel.lennon-meyer@sublimestericeuticals.com

INVESTOR:

By: _____

Name:_____

Title:_____

Address:_____

Email:_____

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:
http://

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.